[LETTERHEAD]

                      SICHENZIA ROSS FRIEDMAN FERENCE LLP
                                ATTORNEYS AT LAW

                                                     December 9, 2005

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Attn:    Ryan Rohn, Staff Accountant

         Re:      AdZone Research, Inc.
                  Form 8-K Item 4.01
                  File No. 000-28717
                  Filed November 30, 2005

Dear Mr. Rohn:

      The following responses address the comments of the reviewing Staff of the Commission as set forth in the comment letter of December 2, 2005 relating to the Current Report on Form 8-K, Item 4.01, of AdZone Research, Inc. ("AdZone" or the "Company"). On behalf of the Company, we respond as follows.

1. We note in your Form 10-KSB/A for the fiscal year ended March 31, 2004 and Form 10-KSB for the fiscal year ended March 31, 2005 that your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures were not effective for those periods. If applicable, please revise to include all reportable events under those two years. If no additional disclosure is required, please explain on a supplemental basis. Refer to Regulation S-B Item 304(a)(1)(iv)(B).

      Response:

      We have revised the Company's Current Report on Form 8-K to disclose that the former accountant advised the Company that internal controls necessary to develop reliable financial statements did not exist for the fiscal years ended March 31, 2005 and 2004 in accordance with Item 304(a)(1)(iv)(B)(1) of Regulation S-B.

2. To the extent that you make changes to the Form 8-K to comply with our comment, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

      Response:

      The Company has obtained and filed an updated Exhibit 16 letter from the former accountants stating that they agree with the statements made in the Company's revised Current Report on Form 8-K.


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      In addition to the foregoing, the Company hereby acknowledges that:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Should you have any questions, please do not hesitate to contact the undersigned at 212-930-9700.

                                                   Sincerely,

                                                   /s/ Eric A. Pinero
                                                   ----------------------
                                                   Eric A. Pinero


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                                      SRFF
             1065 AVENUE OF THE AMERICAS | NEW YORK, NEW YORK 10018
                 T 212 930 9700 | F 212 930 9725 | WWW.SRFF.COM